

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

Via E-mail
Joel S. Kress
Senior Managing Director
ICON Capital Corp.
3 Park Avenue, 36th Floor
New York, New York 10016

> **Re:** **ICON ECI Fund Sixteen**
> **Registration Statement on Form S-1**
> **Filed November 26, 2012**
> **File No. 333-185144**

Dear Mr. Kress:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the dealer-manager has received clearance by FINRA.

2. We may have further comments on the legal opinions and other exhibits once they are filed. Please understand that we will need adequate time to review these materials before effectiveness.

3. Please provide us with a legal analysis that sets forth your views as to the applicability of the Investment Company Act of 1940 to your proposed business. Also advise us as to the applicability of the Investment Advisers Act of 1940 to the Investment Manager.

4. Please provide a clearer description of the process involved with investing in the debt and debt-like financings of privately held companies.

5. Supplementally, provide us with an explanation of the differences, if any, between a statutory trust and a partnership.

6. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:
     o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

     o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cover Page of the Prospectus

8. We note that you will use the funds raised in the offering to originate or acquire a diverse pool of investments as well as other "strategic investments" collateralized by capital assets. Please clarify whether any of these will be investments *in* capital assets themselves. We note the disclosure on page 67 of the prospectus.

9. Please disclose how much of the gross offering proceeds you expect to invest if you receive the maximum as well as less than the maximum offered.

10. The detailed information in the footnotes to the tables appear better suited to another portion of the prospectus. Please revise.

11. Please include as a risk how long investors should be prepared to hold their interests.

12. Please include in the risks related to borrowing, the costs of servicing such debt.

Conflicts of Interest, page 41

13. With respect to *each* potential conflict of interest discussed in this section, please describe the methods by which you will minimize the potential conflicts. See Release Item 5.A. of Industry Guide 5 and Section II.B.2.c of No. 33-6900. We note the reference to the relevant Trust Agreement provisions and the mitigation discussion with respect to some but not all conflicts.

Funds Sponsored by the Investment Manager and Its Affiliates, page 47

14. Please disclose which of the funds is most similar to this fund. It appears that the strategy of investing in debt and debt-like financings (such as loans and leases) that are collateralized by capital assets is most similar to ICON ECI Fund Fifteen, L.P. Please provide clear disclosure as to whether any other funds managed by the Investment Manager and their affiliates engaged in this particular strategy and disclose clearly how this diverges from previous funds.

Investment Objectives and Strategy, page 66

15. Please disclose how much of the proceeds you intend to invest if you receive less than the maximum offering amount.

16. Please clarify how much of the investment strategy will be geared towards investments in debt and debt-like financings (such as loans, leases and other structured financing transactions) and how much will constitute investments in capital assets.

Sales Material, page 138

17. As you know, any supplemental sales materials to be used in connection with your offering are required to be submitted to us pursuant to the requirements of Item 19.D. of Industry Guide 5 and will be subject to our review and comment. The sales literature is required to present a balanced discussion of the risks and rewards of an investment and should not contain any information or disclosure that is inconsistent with or not also provided in your prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
         Deborah Froling, Esq.